UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29369/ July 27, 2010

In the Matter of

NATIONWIDE LIFE INSURANCE COMPANY,
NATIONWIDE VARIABLE ACCOUNT-II,
AND
NATIONWIDE INVESTMENT SERVICES CORPORATION

One Nationwide Plaza, 1-34-201 :
Columbus, Ohio 43215

:

(812-13756) :

:

ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING EXEMPTIONS FROM SECTIONS 2(a)(32), 22(c) and 27(i)(2)(A) of the ACT AND RULE 22c-1 THEREUNDER

Nationwide Life Insurance Company ("NWL"); Nationwide Variable Account-II; and Nationwide Investment Services Corporation (collectively, the "Applicants") filed an application on February 18, 2010 and an amended application on July 1, 2010 for an order under Section 6(c) the Investment Company Act of 1940 ("Act") exempting them from Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder, to permit the recapture of certain bonus credits applied to purchase payments made under a certain deferred variable annuity contract (File No. 333-164886; “Current Contract”) and under variable annuity contracts substantially similar in all material respects to the Current Contract that NWL may issue in the future (the "Future Contracts"). Applicants also requested that the relief in the order extend to any other separate accounts of NWL and its successors in interest that support the Future Contracts and any Financial Industry Regulatory Authority, Inc. member broker-dealers controlling, controlled by, or under common control with any Applicant, whether existing or created in the future, that may act as principal underwriter for the Current Contract or Future Contracts.

A notice of the filing of the application was issued on July 2, 2010 (Rel. No. IC-29337). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the granting of the exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, pursuant to Section 6(c) of the Act, that the requested exemptions from Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder, be, and hereby are, granted, effective forthwith.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary